Exhibit 99.3

Nano Dimension Reminds Shareholders to Protect Their Investment and VOTE TODAY FOR Its Highly Qualified Nominees

Deadline is Fast Approaching – Vote by 11:59 P.M. ET on August 30th, 2023, to Ensure Your Vote is Counted

To Learn More About Nano’s Strategy and How to Vote: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 30, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano”, or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers, today reminded shareholders that the deadline to vote at the Company’s 2023 Annual General Meeting (“Annual Meeting”) is fast approaching. Shareholders are encouraged to vote by 11:59 p.m. ET on August 30th, 2023, to ensure their votes are counted.

Nano Dimension’s Board of Directors (“the Board”) unanimously recommends that shareholders protect their investment and vote “FOR” ALL of Nano’s highly qualified nominees today. When voting, the Company urges shareholders to remember the following:

1.	Nano, under the existing Board and management team, has a clearly-defined multi-pronged growth strategy buoyed by strong fundamentals. Our strategy includes disciplined M&A of transformative and highly accretive opportunities and strong organic growth from leading technology development and innovation efforts.

●	Nano’s nimble approach to capital allocation has enabled the Company to continue to build its business – unlike any of its peers. In all of our M&A efforts, we are laser focused on shareholder return-on-investment. During the market highs of 2021-2022, we raised equity financing at the right time and seized opportunities to acquire attractive assets at reasonable valuations. Our best-in-class team of executives has consistently unlocked the potential of acquired companies. Overall, companies acquired by Nano have significantly outgrown and outpaced peers in the industry after joining Nano.

●	The Company has been delivering strong results – including growing revenue over 1,000% since 2020 – and is poised to accelerate growth to create an Additive Manufacturing leader. Nano’s stellar 2Q/2023 results underscored the Company’s strong business momentum, with 47% organic revenue growth since Q3/2022 and an adjusted gross margin of 48%.

2.	Nano’s Board has a deep understanding of the business and brings the right mix of skills and experience to effectively oversee the Company’s value creation strategy. Nano’s nominees are exceptionally qualified directors who collectively provide a comprehensive and diverse set of skills relevant to the challenges facing the Company, including expertise across the 3D printing and digital-cloud-manufacturing industry, capital markets, corporate finance, and strategic business development in the U.S., Europe and Israel. The experience of our Board enables proper and effective oversight of Nano’s strategy.

3.	Murchinson Ltd. (“Murchinson”) has NO strategic plan and has admitted under oath that the fund doesn’t understand Nano’s business. Murchinson is attempting to derail the Company’s progress and replace Nano’s deeply experienced Board members with three unqualified director candidates who have NO additive skills, NO strategic plan, and NO independence from Murchinson. The fund’s intention is to dismantle Nano to gain access to its significant cash reserves, jeopardizing the future value creation opportunity for other shareholders.

The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Shareholders are encouraged to vote by 11:59 p.m ET on August 30th, 2023, to ensure their votes are counted. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

It is extremely important that shareholders vote as soon as possible – no matter how many shares they own. Throw away any proxy materials you may receive from Murchinson. If you have already voted, you can change your vote simply by following the instructions on your voting instruction form. Only your latest-dated vote received by the voting cut-off time will be counted.

Since time is short, shareholders are encouraged to VOTE today by e-mail or electronically according to the instructions on their proxy card. Voting by e-mail or electronically is the best way for shareholders to ensure that their votes will be counted.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

YOUR VOTE IS IMPORTANT!

The Voting Deadline is Fast Approaching – Please Vote Today

Voting is easy – you can use either of the methods below by following the instructions on your voting instruction form:

ELECTRONIC: Locate the control number included on your voting instruction form and follow the easy instructions indicated.

E-MAIL: If you have received your proxy materials via e-mail, you can click the “VOTE NOW” button in the body of the e-mail.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its multi-pronged growth strategy, the current Board’s ability to oversee value creation and Murchinson’s intention to liquidate the Company and use its cash reserves for its own benefit. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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